Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

February 2, 2016

Buenos Aires

To:	Comisión Nacional de Valores (National Securities Commission)

Re: Significant event –Issuance of Class VIII Notes

To whom it may concern,

We are writing to inform you that on February 2, 2016 the Board of Directors of Grupo Financiero Galicia S. A. (the “Company”) approved the issuance of Class VIII Notes (“the Notes”) for a face value of up to Ps. 200,000,000 (extendible up to Ps. 260,000,000) under the terms and conditions set forth in the corresponding Price Supplement.

These Notes will be issued under the Global Program of simple-, short-, mid- and/or long-term Notes, non-convertible into shares.

The Company will timely inform you of the Notes’ issuance date.

Sincerely,

Jose Luis Gentile

Attorney-in-fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.